Exhibit 99.A

SCHEDULE A

Tranactions in Securities of the Issuer During the Past Sixty Days

Reporting Person	Date of Transaction	Number of Shares Acquired	Price Per Share*	Low Price	High Price
Juniper Targeted Opportunity Fund, L.P.	February 9, 2026	50,000	$13.01	$12.77	$13.10
Juniper Targeted Opportunity Fund, L.P.	February 10, 2026	69,184	$13.40	$13.15	$13.53
Juniper Targeted Opportunity Fund, L.P.	February 11, 2026	39,865	$13.32	$13.11	$13.50
Juniper Targeted Opportunity Fund, L.P.	February 12, 2026	115,235	$13.26	$13.15	$13.40

*The Price Per Share reported above is a weighted average price. The Shares were acquired in multiple transactions at a range of prices as reflected in the table above. Upon request, the Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the SEC full information regarding the Shares purchased at each separate price within the ranges set forth above.